Exhibit 99.1

Richmont Mines Announces Details for the First Quarter Financial Results Release and Annual and Special Meeting of Shareholders

TSX - NYSE: RIC

TORONTO, April 19, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), announces the release of its first quarter 2017 financial results, followed by a conference call and webcast, before the markets open on Thursday, May 4, 2017. On the same morning at 10:30 a.m. E.T., the Corporation will hold its Annual and Special Meeting of Shareholders.

2017 First Quarter Results Webcast and Conference Call

Senior management will discuss the first quarter financial results in a webcast and conference call to be held on Thursday, May 4, 2017 starting at 8:30 a.m. E.T.

Webcast access:
http://event.on24.com/r.htm?e=1405031&s=1&k=2945B7DDFBDA291E4DB85CDEFA27826D

Telephone access:

•	Toll free (Canada & U.S.): 1-888-390-0546
•	Toronto local & International: 1-416-764-8688

A replay will be available until May 18, 2017 by dialing 1-416-764-8677 (Toronto local and international) or 1-888-390-0541 (toll free in Canada and U.S.), using pass code 134044#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

Annual and Special Meeting of Shareholders

Richmont's Annual and Special Meeting will be held on Thursday, May 4, 2017 at 10:30 a.m. E.T. at the St. Andrew's Club & Conference Centre (27th Floor, Caledonia Room) at 150 King Street West in Toronto.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/April2017/19/c1158.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 18:15e 19-APR-17